Exhibit 4.4
Amendment Number One to Stock Option Plan

TASMAN METALS LTD.
(the "Issuer")

AMENDMENT NUMBER ONE TO STOCK OPTION PLAN

THIS AMENDMENT (the "Amendment") amends the Amended and Restated Stock Option Plan of the Issuer approved by shareholders of the Issuer ("Shareholders") on June 12, 2014 (the "Plan").
WHEREAS the Issuer's board of directors (the "Board") wishes to amend the Plan to enable Issuer to issue stock options to Eligible Charitable Organizations (as defined under the policies of the TSX Venture Exchange).
NOW THEREFORE THE PLAN IS HEREBY AMENDED as set forth below.
1.
Supplemental.  This Amendment to the Plan is supplemental to and shall be read with and be deemed to be part of the Plan, and in this Amendment, unless there is something in the subject matter or context inconsistent therewith, the expressions and capitalized terms herein contained shall have the same meaning as corresponding expressions and capitalized terms in the Plan.

2.
Provisions of the Plan.  All provisions of the Plan, except only so far as the same may be inconsistent with the express provisions in this Amendment, shall apply to and shall have effect in connection with this Amendment.

3.	Governing Law. This Amendment shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein.
4.
Effectiveness.  This Amendment was approved and adopted by the Board on August 18, 2014 (the "Effective Date") and is and shall be effective and in full force and effect from and after such date. Notwithstanding the foregoing, if this Amendment is not approved by the Shareholders by ordinary resolution at either: (i) the next annual meeting of Shareholders; or (ii) within 12 months from the Effective Date, whichever is earlier, then this Amendment shall terminate and be void and of no further force and effect.

5.	New Definitions. The following definitions are added to section 2 of the Plan:
"Charitable Option" means an Option granted by the Issuer to an Eligible Charitable Organization;
"Eligible Charitable Organization" has the meaning ascribed thereto in the Policies of the TSXV;
6.	New Section 4.5. The following is added as and at section 4.5 of the Plan:
"4.5            Options may also be granted to Eligible Charitable Organizations."
7.	New Section 5.2. The following is added as and at section 5.2 of the Plan:

"5.2            The aggregate number of Options granted and outstanding to Eligible Charitable Organizations must not at any time exceed 1% of the Outstanding Issue, as calculated immediately subsequent to the grant of any Options to Eligible Charitable Organizations."
8.	New Section 11.4. The following is added as and at section 11.4 of the Plan:
"11.4            A Charitable Option shall terminate and shall cease to be exercisable on the 90th day following the date that the holder of the Charitable Option ceases to be an Eligible Charitable Organization."
9.	New Section 12.6. The following is added as and at section 12.6 of the Plan:
"12.6            Notwithstanding any other provision of Plan, a Charitable Option may not be amended or made subject to amendment after its grant other than to give effect to this section 12 or to provide for the cancellation of the Charitable Option in order to enable the Issuer to comply with section 5.2."